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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Biomerica, Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   09061H 30 7
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                                 (CUSIP Number)

            Janet Moore, 1533 Monrovia Ave., Newport Beach, CA 92663
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2006
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 09061H 30 7

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Zackary Irani, 1533 Monrovia Ave., Newport Beach, CA 92663, CEO Biomerica
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
         PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
         USA
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                7.   Sole Voting Power
  NUMBER OF          Number of shares: 323,526 shares of common stock plus
   SHARES            412,333 shares underlying an equivalent number of stock
BENEFICIALLY         options/warrants exercisable at or within 60 days of this
 OWNED BY            filing
    EACH        ----------------------------------------------------------------
  REPORTING     8.   Shared Voting Power
   PERSON
    WITH        ----------------------------------------------------------------
                9.   Sole Dispositive Power

                ----------------------------------------------------------------
                10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
         323,526 shares of common stock and 412,333 shares underlying an equivalent number of stock options/warrants exercisable at or within 60 days of this filing
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
         11.6%
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14.  Type of Reporting Person (See Instructions)
         IN
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ITEM 1. SECURITY AND ISSUER

         (a) Name of Issuer:
             Biomerica, Inc.

         (b) Address of Issuer's Principal Executive Office:
             1533 Monrovia Ave.
             Newport Beach, CA 92663

ITEM 2. IDENTITY AND BACKGROUND

         (a) Name of Person Filing:
             Zackary S. Irani

         (b) Business address:
             1533 Monrovia Ave.
             Newport Beach, CA 92663

         (c) Principal Occupation:
             Chief Executive Officer, Biomerica, Inc.

         (d) Criminal Proceedings:
             None

         (e) Civil Proceedings:
             None

         (f) Citizenship:
             USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The filer has accumulated issuer's stock over the years through various transactions including private placements, payment by the Company for services rendered, open market purchases and stock option grants.

ITEM 4. PURPOSE OF TRANSACTION

         Long-term investment and ownership in the Company of which the filer is CEO.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Aggregate number and percentage of the class owned by filer:
         Common stock outstanding: 5,922,681 common
         Percentage owned by filer: 11.6%

         (b) Sole dispositive power of filer:
         323,526 shares of common stock and 412,333 shares underlying an equivalent number of options/warrants exercisable at or within 60 days of this filing

         (c) Transactions in the class of securities reported on that were effected during the past sixty days: None

         (d) Any other person known to have the right to receive or the power to direct the receipt of dividends: None

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities. Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 13, 2006
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Date

/s/ Zackary S. Irani
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Signature

Zackary S. Irani
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)